Michael M. Stewart Direct Tel: (405) 235-7747 Direct Fax: (405) 272-5238	michael.stewart@crowedunlevy.com
September 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington D.C.  20549-3628
Attn:           Mr. H. Christopher Owings

Re:	Harold’s Stores, Inc.; Commission File No. 001-10892; Revised Schedule 14A; and Commission File No. 005-40218; Amendment No. 1 to Schedule 13E-3 filed on July 26, 2007

Dear Mr. Owings:

This letter provides responses to your letter dated August 24, 2007 relating to your review of the Schedule 14A and Amendment No. 1 to Schedule 13E-3 of Harold’s Stores, Inc. (the “Company”) filed with the SEC on July 26, 2007.  Accompanying this letter is Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2”), an amended Preliminary Proxy Statement (the “Proxy Statement”) and marked pages indicating revisions made to the amended Preliminary Proxy Statement.

We appreciate your comments and request that you please expedite your review of the materials accompanying this letter.  We would like to reemphasize the position taken in our original letter to the SEC, dated June 5, 2007, transmitting the original Proxy Statement and Schedule 13E-3 that the proposed transaction does not involve a material amount of money or adversely affect a large number of shareholders.  The Company’s two principal shareholders own approximately 82.3% of the shares entitled to vote and are expected to vote in favor of the transaction.  Therefore, when the annual meeting and shareholder vote on the transaction are eventually held, the approval of the transaction is assured.

The Company will be required to file a Quarterly Report on Form 10-Q for its second quarter ended August 4, 2007 on or before September 18, 2007.  The financial information in the Proxy Statement will be subsequently updated, and the second quarter Form 10-Q will be mailed to shareholders in lieu of the first quarter Form 10-Q currently referenced in the Proxy Statement.  As stated in the Company’s Current Report filed on Form 8-K on August 12, 2007, the Company’s poor financial performance continued in the second quarter, which led the Company to take remedial measures in addition to ones taken previously by the Company, including the laying off of personnel and the incurrence of an additional $3.8 million in subordinated loans from the Controlling Shareholders prior to the end of the second quarter.

TULSA 500 KENNEDY BUILDING 321 SOUTH BOSTON AVENUE TULSA, OK 74103-3313 TEL: 918.592.9800 • FAX: 918.592.9801	OKLAHOMA CITY 20 NORTH BROADWAY, SUITE 1800 OKLAHOMA CITY, OK 73102-8273 TEL: 405.235.7700 • FAX: 405.239.6651	NORMAN THE HIPOINT OFFICE BUILDING 2500 SOUTH MCGEE, SUITE 140 NORMAN, OK 73072-6705 TEL: 405.321.7317 • FAX: 405.360.4002

 www.crowedunlevy.com

Securities and Exchange Commission
September 6, 2007

Set forth below are restatements of the numbered comments contained in your letter followed by our response to each such comment.  Capitalized terms used in our responses and not otherwise defined have the meanings set forth in the Proxy Statement.

Schedule 13E-3

General

1.
We note a Form 8-K filed on August 13, 2007 indicating that you eliminated two senior officer positions held by Messrs. Row and Elliott.  Please update your disclosure accordingly and provide us with your analysis if you remove these former officers as filing persons.

Response:  Messrs. Row and Elliot are no longer Filing Persons of the Company and were only named as such due to their positions with the Company.  The executive officer positions formerly held by these individuals were eliminated solely in an effort to reduce the Company’s overhead costs and not as a result of either individual’s performance.  Messrs. Row and Elliot are no longer Filing Persons of the Company because they are no longer employed by, or affiliated with, the Company in any capacity other than as holders of a nominal number of shares of common stock and are no longer involved in the decision-making process regarding the Reverse/Forward Stock Split or the Deregistration Transaction.

2.
Please refer to comment 3 in our letter dated July 2, 2007.  You indicate in your response that the WMA report is not material to the Reverse/Forward Stock Split because, among other things, the report is not related to the Board’s determination regarding the fairness of the terms of the transaction.  Please revise to elaborate upon the basis for such belief.  In doing so, please also elaborate upon your indication that the Company’s intangible assets are a “small component of the Company’s total asset base” to provide quantifiable support, if possible.

Response:  The Board’s determination regarding the fairness of the Reverse/Forward Stock Split to unaffiliated shareholders is based solely on the factors described in the Proxy Statement under the heading “Fairness Determination by the Company and the Filing Persons” beginning on page 20 and is not in any way based on the estimated value of the Company’s intangible assets contained in the report of Willamette Management Associates (the “WMA Report”).  The WMA Report valued the Company’s intangible assets at $1.9 million representing less than 5% of the book value of all of the Company’s assets, which was $38.8 million as of May 5, 2007.  The WMA Report is thus not material to the transaction for the reasons stated in this response as well as the reasons we expressed in our first response letter dated July 26, 2007.

Proxy Statement

General

3.
Please refer to comment 5 in our letter dated July 2, 2007.  We note your indication that the approval is required under state law.  As such, please revise your proxy card to separate the amendments to allow shareholders the opportunity to vote on each one

Securities and Exchange Commission
September 6, 2007

separately as Rule 14a-4(a)(3) requires that each matter should be clearly and impartially set forth on the proxy card. Please revise.

Response:  The proxy card and the disclosures throughout the Proxy Statement have been revised.  Please note that as permitted by Rule 14a-4(a)(3), the actual separate amendments to the Company’s Certificate of Incorporation to effect the reverse split and the forward split are conditioned on both amendments being approved.  Please also note that, despite the unbundling of the amendments as requested, approval of both the reverse split and the forward split are assured because of the Controlling Shareholders’ intentions to vote in favor of both amendments.

Do the Board of Directors and the Filing Persons believe that the terms of the Reverse/Forward Stock Split…are fair?

4.
Please refer to comment 14 in our letter dated July 2, 2007.  Please elaborate upon the factors you mention in the board making its fairness determination.  As requested previously, please revise to quantify your current financial position, describe your sources of capital and explain your business and financial prospects.

Response:  The requested specific financial disclosure is now provided under the heading “Summary Term Sheet – What is our current financial condition and what are our financial and business prospects?” on page 8 of the Proxy Statement.  Rather than repeat this financial disclosure in the various other places in the Proxy Statement as requested by the following comments, the Proxy Statement contains cross-references directing the reader to this new section and heading.  In addition, we have elaborated on the other factors mentioned in this section on pages 8 and 9 of the Proxy Statement.

Do the Board of Directors and the Filing Persons believe that the terms of the Reverse/Forward Stock Split and the Deregistration Transaction are fair?

5.
As one of the factors considered by the Special Committee and Board in reaching their conclusion as to the fairness of the going private transaction, you refer to the absence of any material increase in ownership of shares of Common Stock by your affiliated shareholders.  Please revise to elaborate upon this factor, either here or in your more detailed discussion that appears later, to explain how this factor assisted the Special Committee and the Board in arriving at their conclusion.

Response:  The consideration given by the Special Committee and the Board to the absence of any material increase in ownership of shares of common stock of the Company by affiliated shareholders has been revised and is disclosed on page 23 of the Proxy Statement.

Special Factors, page 10

Purposes of and Reasons for the Reverse/Forward Stock Split and the Deregistration Transaction, page 10

6.	Please refer to comment 7 in our letter dated July 2, 2007. As requested previously, please revise this section to explain what you mean when you refer to your recent

Securities and Exchange Commission
September 6, 2007

financial performance, the nominal price of your common stock and the limited trading activity in shares of your Common Stock as reasons to engage the Reverse/Forward stock split.

Response:  As requested, the discussion has been revised and is disclosed on page 11 of the Proxy Statement to refer to these factors as support for one of the principal reasons to engage in the Reverse/Forward Stock Split, which is the lack of benefit to the Company of being a public reporting company.

7.
Please refer to comment 10 in our letter dated July 2, 2007.  We note your disclosure indicating that the board believes completing the deregistration transaction prior to incurring costs at year end associated with compliance with Section 404 of Sarbanes-Oxley is in the best interests of the company and shareholders.  As requested previously, please include disclosure related to your operations, current business prospects and recent operating history that influenced the timing of the going private transaction.  If those factors were irrelevant to your decision, please state this and clearly state that compliance with Section 404 is your only reason for going private now.  See Item 1013(c) of Regulation M-A.

Response:  The discussion of the factors that influenced the timing of the Reverse/Forward Stock Spilt has been revised and is disclosed on page 12 and 37 of the Proxy Statement.

8.
Please refer to comment 17 in our letter dated July 2, 2007.  Please elaborate upon why your recent operating performance requires you to rely upon your Controlling Shareholders for additional funding needs, as opposed to other sources of financing outside of the public capital markets.  For example, quantify your recent operating losses, cash flow deficits and current financial position.

Response:  The requested specific financial disclosure is now provided under the heading “Summary Term Sheet – What is our current financial condition and what are our financial and business prospects?” on page 8 of the Proxy Statement, and the discussion of the Company’s reliance on the Controlling Shareholders for additional financing has been revised and is provided on page 12 of the Proxy Statement.

9.
Please refer to comment 13 in our letter dated July 2, 2007.  Please revise the 4th bullet pointing this discussion to conform with our request that you refer to the fairness determination that was made as to the unaffiliated shareholders, as opposed to the “remaining common shareholders.”  Please make similar revisions on pages 8, 20 and 21.

Response:  The requested pages of the Proxy Statement have been revised to clarify that the terms of the Reverse/Forward Stock Split and the Deregistration Transaction are fair to unaffiliated shareholders.  Additionally, the Proxy Statement was revised as necessary to more clearly indicate that the terms of the Reverse/Forward Stock Split and the Deregistration Transaction are fair to unaffiliated shareholders.

Securities and Exchange Commission
September 6, 2007

Alternatives Considered by the Board of Directors and Special Committee, page 11

Going Private, page 12

10.	Please explain how you calculated a going private transaction to cost $1.7 million more than the cost to cash out shareholders at $0.30 per share.

Response:  The discussion of the incremental cost to the Company to effect a going private transaction has been revised and is provided on page 13 of the Proxy Statement.  The incremental amount necessary to effect such a transaction has been revised as well.

Maintaining the Status Quo, page 13

11.
Please elaborate to quantify the “significant additional transaction expenses” that would be entailed in pursuing a business combination so that it is clear why structuring the transaction so as to provide for appraisal rights was “cost unjustified.”

Response:  Page 14 of the Proxy Statement contains the requested disclosure as well as additional rationale.

Effects of the Reverse/Forward Stock Split on Cashed-Out Shareholders, page 14

12.	Please clarify your reference to “promptly” after receiving the notice of the annual meeting and the proxy statement to include a more definite deadline by when they need to take action.

Response:  Page 16 of the Proxy Statement contains the requested disclosure.

Fairness Determination by the Company and the Filing Persons, page 19

13.
You state here that the Special Committee gathered the information it deemed necessary to make an informed decision.  It is not clear what decision you are referring to here.  If the informed decision is referring to their determination as to the fairness of the ratio and consideration being made to shareholders in the going private transaction, please state this.  Please also clarify what information the Special Committee gathered to arrive at this determination, if not the factors that are otherwise discussed below.

Response:  The discussion of the Special Committee’s decision regarding the fairness of the Reverse/Forward Stock Split and the Deregistration Transaction has been revised and is disclosed on page 20 of the Proxy Statement.

14.
We note that the bullet points set forth here reflect the factors considered by the Special Committee.  Revise your disclosure to indicate what factors the Board considered, if different, or, if the same, please revise to indicate this.  If the Board adopted the analysis of the Special Committee, please state this.  As a related matter, consider whether the Filing Persons should be adopting the Special Committee’s conclusions, as opposed to the Board’s, if the Board did not separately consider factors relating to the fairness of the going private transaction.

Securities and Exchange Commission
September 6, 2007

Response:  Page 21 of the Proxy Statement contains the requested disclosure.

15.
Please elaborate upon the factors you mention here that the Special Committee considered in making its fairness determination.  As requested previously in comment 14 of our letter dated July 2, 2007, please revise to quantify your current financial position, describe your sources of capital and explain your business and financial prospects and why they remain uncertain.

Response:  The factors considered by the Special Committee in making its fairness determination have been revised as provided on pages 20 and 21 of the Proxy Statement.  We have included a cross reference to the specific financial disclosures made in “Summary Term Sheet – What is our current financial condition and what are our financial and business prospects?” on page 8 of the Proxy Statement.

16.
Please refer to comment 12 in our letter dated July 2, 2007.  We note your revised disclosure indicating that Robert Anderson abstained from voting because of his employment by a controlling shareholder.  Please identify the controlling shareholder to which you refer and explain his role at such controlling shareholder’s business.

Response:  The Proxy Statement has been revised as necessary to provide that Robert Anderson is employed by a privately-held entity owned by Ronald de Waal who is a Controlling Shareholder.  Mr. Anderson’s role is discussed on pages 6 and 47 of the Proxy Statement.

17.
In your penultimate bullet point, you explain how you arrived at the established ratio.  Here or in an appropriate place in your disclosure, please explain what consideration was given to a ratio that would cash-out fewer shareholders but still allow the Company to go private.  In this regard, we note that the cost differential was not a concern, as you state on page 23.

Response:  Page 20 of the Proxy Statement contains the requested disclosure.

Procedural Fairness, page 20

18.
We note your indication that the Board believes that the going private transaction is procedurally fair.  Please confirm that the Special Committee made a similar determination.  You state as much on page 19, however, you should draw the same conclusion at the close of your discussion in this section on page 22.

Response:  Page 23 of the Proxy Statement contains the requested disclosure.

Substantive Fairness, page 21

19.
You indicate that the Board, the Special Committee and the Filing Persons did not consider the per share net book value of the Company in its determination regarding the substantive fairness of the going private transaction.  Please explain why not, considering such value exceeds the amount being offered to shareholders.

Securities and Exchange Commission
September 6, 2007

Response:  We are not certain to what this comment refers as the per share net book value of the Company’s common stock is negative and does not exceed the amount being offered to shareholders as indicated in your comment 19.  Please see the financial statements on page 48 and Southwest Securities’ analysis of liquidation value on page 33.  Page 25 of the Proxy Statement has been revised to clarify the consideration given by the Board, the Special Committee and the Filing Persons to the per share net book value of the Company.

20.
Please refer to comment 29 in our letter dated July 2, 2007.  Please explain in greater detail how your recent operational and financial performance resulted in an offer to shareholders less than the historical per share price of the common stock.  You mention your concurrence with Southwest Securities’ determination that historical market prices of the Company’s Common Stock may not reflect the underlying value of the Company’s stock.  If you mean that the historical price of your stock is overvalued, please state this and provide the basis for your belief.

Response:  The discussion of the Company’s historical stock price has been revised and is disclosed on page 25 of the Proxy Statement.

Comparable Public Companies Approach, page 27

21.
Please refer to comment 33 in our letter dated July 2, 2007.  We note your revised disclosure indicating that the comparable companies were selected by Southwest Securities from the “universe of publicly traded companies in the retail apparel and soft goods industry.”  Please further revise your disclosure to discuss more specific criteria in determining the comparable companies in this analysis or if the comparable companies group was not narrowed further, please state this and tell us why you believe this is appropriate.

Response:  The discussion of Southwest Securities’ selection process of companies comparable to the Company has been revised and is provided on page 31 of the Proxy Statement.  The discussion of the “Selected Peer Group” identifies the actual peer group used by Southwest Securities, representing the bottom performing 10% of the Large Peer Group Companies.  The actual information and rankings as to the identification of these companies is presented on pages 20 to 22 of the report of Southwest Securities, dated May 4, 2007, which was filed an exhibit to the original Schedule 13E-3 filed with the Securities and Exchange Commission on June 5, 2007.

22.
Please refer to comment 36 in our letter dated July 2, 2007.  We note your indication that Southwest Securities used the results of the various valuation approaches used “to estimate an implied equity value range of $0.26 to $0.30 per share.”  As requested previously, please revise to disclose how Southwest arrived at this range.

Response:  Page 35 of the Proxy Statement has been revised to more clearly state how Southwest Securities arrived at this range.

Securities and Exchange Commission
September 6, 2007

General Information About the Reverse/Forward Stock Split and Deregistration Transaction, page 34

Background, page 34

23.	Please explain your reference to the “vagueness of guidance” regarding Section 404.

Response:  The discussion on page 36 of the Proxy Statement regarding Section 404 has been revised to eliminate the “vagueness” reference in light of additional guidance issued by the SEC subsequent to the filing of the Company’s amended Preliminary Proxy Statement on July 26, 2007.

Information About the Company, page 42

24.	Please update your Common Stock Price Ranges.

Response:  The Common Stock price information has been revised and is disclosed on page 44 of the Proxy Statement.

The Filing Persons of the Company, page 42

25.	Please describe the business operations of Sergeant’s Western World which is identified in the biography of Cherryl Sergeant.

Response:  Page 45 of the Proxy Statement contains the requested disclosure.

Financial Statements, page 45

26.
Please refer to comment 42 in our letter dated July 2, 2007.  As requested previously, please confirm that you will deliver the information incorporated by reference to shareholders at the same time as you send them the proxy statement.  We note your indication on page 3 that you will send both the Form10-K and recent Form 10-Q, however, please also confirm here that you will send both to shareholders.

Response:  The requested disclosure was previously provided in this section, but we have revised further to clarify the information is “enclosed with this Proxy Statement” as provided on page 48.

In addition to revisions to the Proxy Statement to address the SEC’s comments, additional clerical revisions have been made to the Proxy Statement where such revisions were believed to be necessary.  In connection with responding to the SEC’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
September 6, 2007

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (405) 235-7747 if you have any questions or need additional information.

Very truly yours, /s/ Michael M. Stewart Michael M. Stewart For the Firm